Exhibit 1

LEEWARD INVESTMENTS, LLC

May 15, 2003

Mr. Frederick M. Weissberg

Chairman and President

Dover Investments Corporation

100 Spear Street, Suite 520

San Francisco, CA 94105

Dear Mr. Weissberg:

I am writing to reiterate the interest of Leeward Investments, LLC in acquiring all of the outstanding shares of Dover Investments Corporation Common Stock.

As you know, Leeward Investments proposed in February 2000 an acquisition at a price that we expected to be between $24.00 and $27.00 per Class A and Class B share. Because of the performance of Dover since that time, we would expect to acquire the company for a per share price of $31.00. This transaction would create substantial and near-term value for all Dover shareholders.

We hope that, in this case, you and the Board of Directors will be willing to enter into discussions with Leeward Investments with the goal of completing a sale of Dover. As before, this proposal is subject to satisfactory completion of documentation, due diligence, and financing. We will be happy to meet with you to demonstrate why we believe these contingencies can be expeditiously resolved. Please consider this proposal open until such time as it may be withdrawn.

As a final note, please be aware that Leeward Capital, L.P. will not support Proposals 2 and 3 at the upcoming Annual Meeting. While we favor management and director incentives that help create shareholder value, we do not believe it is appropriate for Dover to continue issuing stock options at exercise prices that are so far below the fair value of the company’s stock.

I look forward to the opportunity to discuss this proposed transaction with you in the near future.

Sincerely,

/s/ ERIC P. VON DER PORTEN
Eric P. Von der Porten Manager